SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CIENA CORPORATION
(Name of Subject Company (Issuer))

CIENA CORPORATION
(Name of Filing Persons (Issuer))

ONI SYSTEMS CORP. 5% CONVERTIBLE SUBORDINATED NOTES DUE OCTOBER 15, 2005
(Title of Class of Securities)

68273F-AA-1
(CUSIP Number of Class of Securities)

RUSSELL B. STEVENSON, JR.
SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
CIENA CORPORATION
1201 WINTERSON ROAD
LINTHICUM, MARYLAND 21090
(410) 865-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

MICHAEL J. SILVER
AMY BOWERMAN FREED
HOGAN & HARTSON L.L.P.
111 SOUTH CALVERT STREET
SUITE 1600
BALTIMORE, MD 21202
(410) 659-2700

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
Not applicable	Not applicable

* No filing fee is required because this filing contained only preliminary communications made before the commencement of a tender offer.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.	☐ going-private transaction subject to Rule 13e-3.
☒ issuer tender offer subject to Rule 13e-4.	☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

Investor Contacts:	Suzanne DuLong or Jessica Towns
CIENA Corporation
(888) 243-6223
email: ir@ciena.com

Press Contacts:	Denny Bilter or Glenn Jasper
CIENA Corporation
(877) 857-7377
email: pr@ciena.com

FOR IMMEDIATE RELEASE

CIENA Reports Fourth Quarter and Fiscal Year 2002 Results; Commences Tender
Offer to Repurchase Remaining Outstanding 5% ONI Notes

LINTHICUM, Md. – December 12, 2002 – CIENA® Corporation (NASDAQ: CIEN) today reported revenue of $61.9 million for its fourth fiscal quarter ended October 31, 2002. Under GAAP, CIENA’s reported net loss for the period was $754.8 million, or a net loss of $1.75 per share.

The quarter’s results include charges for a goodwill impairment of $557.3 million, restructuring charges of $78.7 million associated with workforce reductions, lease terminations, non-cancelable lease costs and the write-down of certain property, equipment and leasehold improvements, deferred stock compensation charges of $5.7 million, amortization of intangible assets of $3.0 million, a charge for settlement of litigation with Pirelli of $1.8 million, losses on equity investments of $9.9 million, and a $2.7 million loss related to the repurchase and early extinguishment of $97.1 million of the $300 million outstanding 5% convertible subordinated notes due in 2005 assumed in the purchase of ONI Systems. In addition, CIENA recorded a charge of $1.6 million related to excess inventory.

“Despite a challenging year, our ongoing operating results in our fiscal fourth quarter show the positive effects of the steps taken across our company over the last year to align our business with a changed environment,” said Gary Smith, CIENA’s president and CEO. “During the quarter we grew our revenue, improved gross margins and delivered lower-than-anticipated ongoing operating expenses.”

For its 2002 fiscal year, CIENA reported revenue of $361.2 million. Under GAAP, CIENA’s reported net loss for the period was $1,597.5 million, or a net loss of $4.37 per share.

The year’s results include charges for a goodwill impairment of $557.3 million, restructuring costs of $225.4 million associated with workforce reductions, lease terminations, non-cancelable lease costs and the write-down of certain property, equipment and leasehold improvements, deferred stock compensation charges of $20.3 million, a provision for doubtful accounts of $14.8 million, amortization of intangible

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CIENA Reports Q4 and Fiscal 2002 Results; Commences Tender Offer/December 12, 2002/Page 2 of 8

assets of $9.0 million, a charge for settlement of litigation with Pirelli of $1.8 million, losses on equity investments of $15.7 million, and a $2.7 million loss related to the repurchase and early extinguishment of $97.1 million of the $300 million outstanding ONI 5% convertible subordinated notes due in 2005. In addition, CIENA recorded a charge of $286.5 million, primarily related to excess inventory associated with its long-haul transport products and non-cancelable purchase commitments with suppliers.

     In evaluating the operating performance of its business, CIENA’s management excludes certain charges or credits that are required by GAAP. These items, which are identified in the table below, share one or more of the following characteristics: they are unusual and CIENA does not expect them to recur in the ordinary course of its business; they do not involve the expenditure of cash; they are unrelated to the ongoing operation of the business in the ordinary course; or their magnitude and timing is largely outside of the Company’s control.

	Quarter Ended	Fiscal Yr Ended

	October 31, 2002	October 31, 2002

Item	(in thousands)	(in thousands)

Payroll tax on stock options	$—	$38
Deferred stock compensation costs	5,740	20,324
Amortization of intangible assets	3,003	8,972
Restructuring costs	78,691	225,429
Goodwill impairment	557,286	557,286
Pirelli litigation	1,792	1,792
Provision for doubtful accounts	—	14,813
Loss on equity investments	9,937	15,677
Loss on extinguishment of debt	2,683	2,683
Income tax effect of excluding items above	32,493	334,661

	$691,625	$1,181,675

*Please see appendix A for additional information about this table.

These adjustments are not in accordance with GAAP and making such adjustments may not permit meaningful comparisons to other companies. As of the quarter ended October 31, 2002, CIENA’s weighted average shares outstanding were approximately 431,257,000. As of the fiscal year ended October 31, 2002, CIENA’s weighted average shares outstanding were approximately 365,202,000.

Debt Repurchase

During the fourth quarter of fiscal 2002, CIENA took steps to improve its already strong balance sheet. The Company saved $21.9 million in future principal payment by purchasing $97.1 million of the $300 million outstanding ONI 5% convertible subordinated notes due in 2005 for $75.2 million on the open market. At the time of purchase, these notes had an accreted book value of $72.5 million.

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CIENA Reports Q4 and Fiscal 2002 Results; Commences Tender Offer/December 12, 2002/Page 3 of 8

In addition, CIENA today announced that it has commenced a tender offer for the outstanding 5% Convertible Subordinated Notes due October 15, 2005 originally issued by ONI Systems Corp. and assumed by CIENA in its acquisition of ONI in June 2002. CIENA’s purpose in seeking to repurchase the notes is to reduce its annual interest expense and eliminate the need to repay or refinance the debt at maturity in 2005. The tender offer is not contingent on any financing. The notes are currently convertible into CIENA common stock at a conversion rate of approximately 7.7525 shares per $1,000 principal amount held, subject to adjustment. The purchase price for the notes will be $860.00 in cash per $1,000 principal amount, plus accrued and unpaid interest up to, but not including, the date of payment.

Holders that desire to tender their notes pursuant to the offer must follow the procedures described in the Offer to Purchase and other related documents to be filed by CIENA with the Securities and Exchange Commission. These documents will be mailed to the registered holders of the notes. The tender offer will expire at 5:00 p.m., New York City time, on January 13, 2003, unless the offer is extended.

Goldman, Sachs & Co. will act as the dealer managers for the tender offer and State Street Bank and Trust Company of California, N.A. will act as depositary. Requests for copies of the Offer to Purchase and additional information concerning the terms of the tender offer or questions about the offer may be directed to Goldman, Sachs & Co., at 85 Broad Street, New York City, New York 10004, Attn: Prospectus Department, Telephone: (212) 902-1000 or to the information agent for the tender offer, Georgeson Shareholder, 17 State Street, 10th Floor, New York, New York 10004, Telephone: (866) 295-4322.

If the Company successfully purchases all of the $202.9 million outstanding ONI 5% notes at $860 per $1,000 principal amount, it will save approximately $28.4 million in future principal payment and will record a book loss of approximately $18.7 million related to the extinguishment of this debt due to the fact that the accreted book value of the notes will be less than the purchase price. The Company will use its cash and cash equivalents, and short-term investments to fund the note purchase.

Business Outlook

“We are encouraged by the order activity we have seen thus far in our fiscal first quarter and expect that revenue in the quarter could increase by as much as 10 percent from our fiscal 2002 fourth quarter,” said Smith. “In addition, we expect to make continued progress toward profitability through our ongoing efforts to improve gross margin and to lower ongoing operating expenses.”

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CIENA Reports Q4 and Fiscal 2002 Results; Commences Tender Offer/December 12, 2002/Page 4 of 8

“The telecom equipment market has changed radically in just the last 12 months,” continued Smith. “While challenging, this change has created opportunity for those positioned to pursue it. CIENA’s financial strength and our commitment to continued investment in our business differentiates us from our competitors, many of whom are experiencing financial and directional uncertainty.”

“As a result, we believe CIENA has an opportunity to achieve growth in 2003 despite decreased carrier spending,” concluded Smith. “In addition to working toward increased market share, we are pursuing feature additions and product extensions, and developing new sales channels, to increase our addressable market.”

Live Web Broadcast of Q4 and Fiscal Year 2002 Results
 CIENA will host a discussion of its fiscal fourth quarter and fiscal year 2002 results with investors and financial analysts on Thursday, December 12, 2002 at 8:30 a.m. (Eastern). The live broadcast of the discussion will be available via CIENA’s homepage at www.CIENA.com. An archived version of the discussion will be available shortly following the conclusion of the live broadcast on the Investor Relations page of CIENA’s website at: www.CIENA.com/investors.

NOTE TO CIENA INVESTORS
 This press release contains certain forward-looking statements based on current expectations, forecasts and assumptions of CIENA (the Company) that involve risks and uncertainties. Forward-looking statements in this release, including if the Company successfully purchases all of the $202.9 million outstanding 5% notes at $860 per $1,000 principal amount, it will save approximately $28.4 million in future principal payment and will record a book loss of approximately $18.7 million related to the extinguishment of this debt due to the fact that the accreted book value of the notes will be less than the purchase price, the Company will use its cash and cash equivalents, and short-term investments to fund the note purchase, we are encouraged by the order activity we have seen thus far in our fiscal first quarter and expect that revenue in the quarter could increase by as much as 10 percent from our fiscal 2002 fourth quarter, in addition, we expect to make continued progress toward profitability through our ongoing efforts to improve gross margin and to lower ongoing operating expenses, the telecom equipment market has changed radically in just the last 12 months, while challenging, this change has created opportunity for those positioned to pursue it, CIENA’s financial strength and our commitment to continued investment in our business differentiates us from our competitors, many of whom are experiencing financial and directional uncertainty, as a result, we believe CIENA has an opportunity to achieve growth in 2003 despite decreased carrier spending, in addition to working toward increased market share, we are pursuing feature additions and product extensions, and developing new sales channels, to increase our addressable market, are based on information available to the Company as of the date hereof. The Company’s actual results could differ materially from those stated or implied in such forward-looking statements, due to risks and uncertainties associated with the Company’s business, which include the risk factors disclosed in the Company’s Report on Form 10-K filed with the Securities and Exchange Commission on December 12, 2002. Forward-looking statements include statements regarding the Company’s expectations, beliefs, intentions or strategies regarding the future and can be identified by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will,” and “would” or similar words. The Company assumes no obligation to update the information included in this press release, whether as a result of new information, future events or otherwise.

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CIENA Reports Q4 and Fiscal 2002 Results; Commences Tender Offer/December 12, 2002/Page 5 of 8

THIS PRESS RELEASE IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. CIENA PLANS TO FILE A SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) TODAY WITH THE SEC WITH REGARD TO ITS OFFER TO PURCHASE THE NOTES.

SECURITY HOLDERS ARE URGED TO READ THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS TO BE FILED BY CIENA WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS FILED WITH THE SEC BY CIENA MAY BE OBTAINED WHEN THEY BECOME AVAILABLE FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. REQUESTS FOR COPIES OF THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS OR QUESTIONS ABOUT THE OFFER MAY BE DIRECTED TO THE DEALER MANAGERS FOR THE OFFER, GOLDMAN, SACHS & CO., AT 85 BROAD STREET, NEW YORK CITY, NEW YORK 10004, ATTN: PROSPECTUS DEPARTMENT, TELEPHONE: (212) 902-1000 OR THE INFORMATION AGENT FOR THE OFFER, GEORGESON SHAREHOLDER, 17 STATE STREET, 10TH FLOOR, NEW YORK, NEW YORK 10004, TELEPHONE: (866) 295-4322.

(Condensed Consolidated Balance Sheets and Consolidated Statements of Operations follow)

CIENA Reports Q4 and Fiscal 2002 Results; Commences Tender Offer/December 12, 2002/Page 6 of 8

CIENA CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	October 31,

	2001	2002

ASSETS
Current assets:
Cash and cash equivalents	$397,890	$377,189
Short-term investments	902,594	1,130,414
Accounts receivable, net	395,063	28,680
Inventories, net	254,968	47,023
Deferred income taxes	186,861	—
Prepaid expenses and other	53,713	54,351

Total current assets	2,191,089	1,637,657
Long-term investments	494,657	570,861
Equipment, furniture and fixtures, net	331,490	196,951
Goodwill	178,891	212,500
Other intangible assets, net	47,874	62,457
Other long-term assets	73,300	70,596

Total assets	$3,317,301	$2,751,022

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$68,735	$39,841
Accrued liabilities	133,084	132,588
Restructuring liabilities	15,439	27,423
Unfavorable lease commitments	—	7,630
Income taxes payable	6,649	—
Deferred revenue	29,480	15,388
Other current obligations	995	948

Total current liabilities	254,382	223,818
Deferred income taxes	64,072	—
Long-term deferred revenue	—	15,444
Long-term restructuring liabilities	—	65,742
Long-term unfavorable lease commitments	—	70,124
Other long-term obligations	5,982	5,009
Convertible notes payable	863,883	843,616

Total liabilities	1,188,319	1,223,753

Commitments and contingencies
Stockholders’ equity:
Preferred stock – par value $0.01; 20,000,000 shares authorized; zero shares
issued and outstanding	—	—
Common stock – par value $0.01; 980,000,000 shares authorized;
328,022,264 and 432,842,481 shares issued and outstanding	3,280	4,328
Additional paid-in capital	3,667,512	4,658,882
Notes receivable from stockholders	(3,236)	(3,866)
Accumulated other comprehensive income	4,842	8,840
Accumulated deficit	(1,543,416)	(3,140,915)

Total stockholder’s equity	2,128,982	1,527,269

Total liabilities and stockholders’ equity	$3,317,301	$2,751,022

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CIENA Reports Q4 and Fiscal 2002 Results; Commences Tender Offer/December 12, 2002/Page 7 of 8

CIENA CORPORATION
CONSOLIDATED INCOME STATEMENTS
(in thousands, except share and per share data)
(unaudited)

	Quarter Ended October 31,		Years Ended October 31,

	2001	2002	2001	2002

Revenue	$367,774	$61,918	$1,603,229	$361,155
Excess and obsolete inventory costs	16,586	1,592	68,411	286,475
Cost of goods sold	204,968	51,801	836,138	309,559

Gross profit (loss)	146,220	8,525	698,680	(234,879)

Operating Expenses
Research and development (1)	73,195	61,355	235,831	239,619
Selling and marketing (2)	38,909	32,012	146,949	130,276
General and administrative (3)	15,143	13,091	57,865	50,820
Deferred stock compensation costs	16,401	5,740	41,367	20,324
Amortization of goodwill	75,873	—	177,786	—
Amortization of intangible assets	1,922	3,003	4,413	8,972
In-process research and development	—	—	45,900	—
Restructuring costs	15,439	78,691	15,439	225,429
Goodwill impairment	1,719,426	557,286	1,719,426	557,286
Pirelli litigation	—	1,792	—	1,792
Provision for doubtful accounts	—	—	(6,579)	14,813

Total operating expenses	1,956,308	752,970	2,438,397	1,249,331

Loss from operations	(1,810,088)	(744,445)	(1,739,717)	(1,484,210)
Interest and other income (expense), net	18,756	16,370	63,579	61,145
Interest expense	(12,098)	(15,583)	(30,591)	(45,339)
Loss on equity investments, net	—	(9,937)	—	(15,677)
Loss on extinguishment of debt	—	(2,683)	—	(2,683)

Income (loss) before income taxes	(1,803,430)	(756,278)	(1,706,729)	(1,486,764)
Provision (benefit) for income taxes	(1,148)	(1,508)	87,333	110,735

Net income (loss)	$(1,802,282)	$(754,770)	$(1,794,062)	$(1,597,499)

Basic net income (loss) per common share	$(5.51)	$(1.75)	$(5.75)	$(4.37)

Diluted net income (loss) per common and
dilutive potential common share	$(5.51)	$(1.75)	$(5.75)	$(4.37)

Weighted average basic common shares
outstanding	326,834	431,257	311,815	365,202

Weighted average basic common and dilutive
potential common shares outstanding	326,834	431,257	311,815	365,202

(1)	Exclusive of $9,647, $4,396, $17,783 and $15,672 deferred stock compensation costs for quarters ended Oct. 31, 2001, Oct. 31, 2002 and years ended Oct. 31, 2001 and Oct. 31 2002, respectively.

(2)	Exclusive of $959, $911, $8,378 and $3,560 deferred stock compensation costs for quarters ended Oct. 31, 2001, Oct. 31, 2002 and years ended Oct. 31, 2001 and Oct. 31 2002, respectively.

(3)	Exclusive of $5,795, $433, $15,206 and $1,092 deferred stock compensation costs for quarters ended Oct. 31, 2001, Oct. 31, 2002 and years ended Oct. 31, 2001 and Oct. 31 2002, respectively.

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CIENA Reports Q4 and Fiscal 2002 Results; Commences Tender Offer/December 12, 2002/Page 7 of 8

Appendix A

The adjustments management makes in analyzing CIENA’s fourth quarter and fiscal year GAAP results are as follows:

•	Payroll tax on stock options – an uncontrollable expense, largely unrelated to normal operations, that fluctuates significantly depending largely on the price of our stock and the magnitude of option exercises in a given period.

•	Deferred stock compensation costs – a non-cash expense largely unrelated to normal operations, and which arises under GAAP accounting from the assumption of unvested stock options issued by any companies we acquire, including Cyras and ONI.

•	Amortization of intangible asset – a non-cash expense unrelated to normal operations arising from acquisitions of intangible assets, principally developed technology acquired in the Cyras and ONI acquisitions which CIENA is required to amortize over its expected useful life.

•	Restructuring costs – non-recurring charges, unrelated to normal operations, incurred as a result of reducing the size of the Company’s operations to align its resources with the reduced size of the telecommunications market.

•	Goodwill impairment – a non-cash expense unrelated to normal operations.

•	Pirelli litigation – a non-recurring expense, unrelated to normal operations.

•	Provision for doubtful accounts – non-recurring charges that are outside of the Company’s control that arise when our customers’ ability to pay is in doubt. In recent periods primarily related to the financial health of service provider customers.

•	Loss on equity investments – a decline in the fair market value of an equity investment that is determined to be other-than-temporary.

•	Loss on debt extinguishment – a non-recurring expense, unrelated to normal operations.

•	Income tax effect – the income tax charge or benefit on the adjusted net loss, which is a necessary adjustment for consistency.

ABOUT CIENA
 CIENA Corporation’s market-leading intelligent optical networking systems form the core for the new era of networks and services worldwide. CIENA’s LightWorks™ architecture enables next-generation optical services and changes the fundamental economics of service-provider networks by simplifying the network and reducing the cost to operate it. Additional information about CIENA can be found at www.CIENA.com.

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